[YARRAMAN LETTERHEAD]

August 21, 2006

Ms. Tia Jenkins Securities and Exchange Commission Division of Corporation Finance Office of Emerging Growth Companies Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	Yarraman Winery, Inc. - Form 10-QSB for the Fiscal Quarter ended March 31, 2006

Dear Ms. Jenkins:

Yarraman Winery, Inc. (the “Company”) is in receipt of your letter dated July 31, 2006 relating to the quarterly report referenced above. While the Company is endeavoring to respond to the Staff’s comments by the extension date of August 21, 2006, due to the fact that the Company’s advisors were unable to complete their review and prepare amended filings within the timeframe, the Company requests several additional days to respond to the Staff’s comments. As you discussed with Matthew Kepke of Loeb & Loeb LLP today, we understand that the Staff would be willing to extend the time during which the Company must respond to the comments until August 25, 2006. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact me at (61) 2 6647 8118 or Matthew Kepke of Loeb & Loeb at (212) 407-4833 with any questions or concerns in this regard.

Sincerely, /s/ John Wells John Wells Chief Financial Officer

cc:	Matthew A. Kepke, Esq. Loeb & Loeb LLP